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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        FILED UNDER SECTION 33(a) OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

                                  ON BEHALF OF

                    THE COGENERATION PUBLIC COMPANY LIMITED,
                     THAI COGENERATION COMPANY LIMITED, AND
                        MTP COGENERATION COMPANY LIMITED





           The Commission is requested to address communications to:

Philippe Staib                                    Jared Johnson
c/o Sithe Pacific Holdings Limited                LATHAM & WATKINS
26th Floor, M. Thai Tower, All Seasons Place      1001 Pennsylvania Avenue, N.W.
87 Wireless Road                                  Suite 1300
Lumpinee Phatumwan                                Washington, D.C.  20004
Bangkok 10330, Thailand

                                 April 20, 1998
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                 Sithe Pacific Holdings Limited ("Sithe Pacific"), on behalf of
The Cogeneration Public Company Limited ("COCO"), Thai Cogeneration Company Limited ("TCC") and MTP Cogeneration Company Limited ("MTP"), hereby files with the Securities and Exchange Commission ("Commission") this Form U-57 notice claiming exemption for COCO, TCC and MTP as "foreign utility companies" under
Section 33 of the Public Utility Holding Company Act ("PUHCA").

                 Sithe Pacific, an indirect subsidiary of Sithe Energies, Inc., a Delaware corporation, plans to acquire approximately 33.2% of the shares of COCO. As described below, COCO develops, owns and operates various cogeneration facilities in Thailand. COCO owns 99.99% of each of MTP and TCC, which are each subsidiaries of COCO that own and operate certain of COCO's generation facilities.

ITEM 1

                 The name of the entities claiming foreign utility company status under Section 33(a) of PUHCA are: (1) The Cogeneration Public Company Limited, (2) Thai Cogeneration Company Limited, and (3) MTP Cogeneration Company Limited. The business address of each of these entities is: 29th Floor, Grand Amarin Tower, 1550 Petchburi Road, Rachtavee, Bangkok 10320 Thailand.

                 COCO, MTP and TCC own, operate and develop cogeneration facilities in the Map Ta Phut Industrial Estate, Muang District, Rayong, Thailand. Currently, a water treatment facility (plus steam production) and a 300 MW power plant are completed and in operation. A





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third phase ("COCO III") of generation facilities is being developed which, when completed, will have an aggregate nameplate capacity of approximately 470 MW. In addition to these generation facilities, COCO owns and operates integrated transmission facilities within the Map Ta Phut Industrial Estate.

                 COCO, MTP and TCC make sales from their generation facilities to industrial customers in Thailand. COCO also supplies electricity to the Electricity Generating Authority of Thailand ("EGAT"). COCO, MTP and TCC derive no part of their income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale, or the distribution at retail of natural or manufactured gas, within the United States. COCO, TCC and MTP are not public-utility companies operating in the United States.

                 Upon the consummation of Sithe Pacific's investment, there will be five entities that hold more than 5% of any class of voting securities in COCO and its subsidiaries, MTP and TCC. Those entities, and their respective equity interests (after Sithe Pacific's acquisition) are:

         1.  Banpu Public Company Limited, a publicly-listed Thai company
             (34.05%);
         2. Sithe Pacific Holdings Limited, a British Virgin Islands corporation (33.62%);
         3.  Imatran Voima Oy, a Finnish corporation (7.42%);
         4.  Nordic Power Invest AB, a Swedish corporation (7.42%); and
         5. Public shareholders (traded on the Stock Exchange of Thailand) (17.49%).





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ITEM 2
                 COCO, TCC and MTP are not associate companies, as defined in
Section 2(a) of PUHCA, of any domestic public-utility company.

                                   EXHIBIT A

                 The requirement for State commission certification set forth in Section 33(a)(2) of PUHCA is not applicable to this notification, because COCO, TCC and MTP are not associate companies, or affiliate companies, of any domestic public-utility company.





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                                   SIGNATURE

                 The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                           SITHE PACIFIC HOLDINGS LIMITED



                                           By:     /s/  Philippe Staib
                                                   -------------------
                                                   Philippe Staib, Chairman


Dated:  April 20, 1998





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